

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2020

Elena Krioukova
Principal Executive Officer
Hygge Integrated Brands Corp.
1 Yonge Street, Unit 1801
Toronto, ON M5E 1W7

Re: Hygge Integrated Brands Corp.
Registration Statement on Form S-1
Filed April 8, 2020
File No. 333-237603

Dear Ms. Krioukova:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed on April 8, 2020

The Offering, page 6

1. Your disclosure on page 6 indicates that shareholders will sell their shares at a price of $0.025 per share and that you intend to apply to the "OTC Pink Market." Reconcile this disclosure with your disclosure on: (1) the prospectus cover page that shareholders will sell their shares at a fixed price per share until your common stock is "listed on a national securities exchange, or quoted on the OTC Bulletin Board, OTCQX or OTCQB;" (2) page 6 that the offering is being conducted on a self-underwritten, best efforts basis; (3) page 7 that shareholders will sell their shares at a fixed price per share until your common stock is "listed on a national securities exchange, or quoted on the OTC Bulletin Board, OTCQX or OTCQB and thereafter at prevailing market prices or privately negotiated prices;" and (4) page 37 that sales "may be at fixed prices, prevailing market prices at the

time of sale, at varying prices or at negotiated prices" on "OTC Markets or any other stock exchange, market or trading facility." Please note that the OTCQX and OTCQB marketplaces are considered existing markets for purposes of secondary at the market offerings, but that accommodation has not been extended to the OTC Pink. Therefore, if your securities are quoted only on the OTC Pink, sales must be made at a fixed price for the duration of the offering. Please revise accordingly.

<u>There may be decreased spending on pets in a challenging economic climate, page 10</u>

2.   Clarify how "[y]our products command a price premium" given that it appears you have generated no revenue to date.

<u>Our third-party contract manufacturers may breach our manufacturing agreements, page 11</u>

3.   Please clarify whether you have agreements with the suppliers mentioned in this risk factor and on pages 24 and 29 and, if applicable, expand the appropriate section to disclose the material terms of the agreements. In addition, file as exhibits the agreements. Please also clarify who produces the dog beds referred to on page 29 and the nature of your arrangement with them, if its a third party.

<u>The Company is not required to prepare proxy or information statements, page 15</u>

4.   Please clarify why you believe you would not be subject to "going private regulations" because you would be subject to Section 15(d). Refer to Exchange Act Rule 13e-3(a)(3)(ii). Also, considering that you do not intend to register a class of your securities under Exchange Act Section 12, it appears you will also not be eligible to list those securities on a national securities exchange. Please revise your disclosure to remove any implication that you can list your securities on an exchange.

<u>Holders, page 20</u>

5.   The disclosure in this section is missing. Please revise.

<u>Management's Discussion and Analysis, page 23</u>

6.   Please tell us how your disclosure reflects the amount of funds needed for compliance with your obligations under the federal securities laws.

7.   Please revise to clearly discuss the status of your operations and manufacturing of your products. In this regard, we note your disclosure in this section and pages 5, 12 and 30 that you currently manufacture hypoallergenic pet shampoo and premium dogbeds. You also disclose on page 12 that you maintain an inventory of products and accept payments for purchases through your website. However, your disclosure on pages 23, 24 and F-5 states that have not yet produced any products, your disclosure on page F-10 indicates that all of your inventory is raw materials and you have not yet generated any revenue.

8.   Please revise to briefly describe the capital necessary to generate revenue from your planned business and the amount of time your current funds to which you have access will enable you to conduct planned operations. In this regard, it is unclear from your current disclosure how your available capital has been sufficient for you or third parties to manufacture any products and otherwise operate your business. Please also disclose the basis for your statement that you expect to generate revenues in the fourth quarter of 2020.

Plan of Operation, page 23

9.   Your disclosure here regarding your "client base" and expanding your product offerings implies that you have actually sold your products, contrary to the information in your financial statements. Please revise or advise.

Description of our Business and Properties, page 29

10.   Your disclosure does not mention whether you rent or own any property, though you indicate on page 23 that you manufacture dog beds in Canada and indicate on page 26 that you prepaid office rent. Clarify how you conduct the disclosed operations without property, or provide the disclosures required by Item 102 of Regulation S-K.

11.   Please provide the disclosure required by Item 101(h)(4)(viii) of Regulation S-K.

12.   Please disclose the development of your business since formation in 2018. For example, summarize the specific steps taken in "the process of brand development, product design and establishing relationships with the third party pet grooming products manufacturing, designing and sourcing raw materials and establishing labor force for production of the pet beds," as disclosed on page 24, as well as the results achieved through those efforts.

Anti-Takeover Provisions, page 40

13.   In addition to addressing anti-takeover provisions under Nevada law, please revise to discuss provisions in Exhibits 3.1 and 3.2. We note, for example, the number of shares you are authorized to issue and two-thirds approval required to remove directors.

Legal Matters, page 41

14.   Please clarify the reference to proceedings against you "other than as disclosed below." There do not appear to be any disclosures below that address existing or pending legal proceedings.

Exhibits, page II-3

15.   Please file as exhibits the agreements related to the loans from your officer and director mentioned on pages 28 and 36.

16.   Please refer to Exhibit 5.1. The opinion counsel provides for this offering should state that the shares offered for resale are, not will be, legally issued, fully paid and non-assessable. Please file a revised opinion.

<u>Signatures, page II-4</u>

17.   Please identify below the second paragraph of text required on the Signatures page who signed your document in the capacity of principal financial officer.

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

     You may contact Ernest Greene at 202-551-3733 or John Cash, Accounting Branch Chief, at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Geoffrey Kruczek, Senior Attorney, at 202-551-3641 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing

cc: Sharon D. Mitchell